Exhibit 99.1

PURE NICKEL INC.

ANNUAL GENERAL AND SPECIAL
MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 3, 2011

March 31, 2011

PURE NICKEL INC.

NOTICE OF OUR ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

You are invited to our 2011 Annual and Special General Meeting of Shareholders, which will be held at the offices of Heenan Blaikie LLP, 333 Bay Street, Bay Adelaide Centre, Suite 2900, Toronto, Ontario, Canada, on Tuesday, May 3, 2011 at 10:00 a.m. EDT. Our meeting will cover:

Financial statements – You will receive the financial statements for the fiscal year ended November 30, 2010 and the Auditors’ Report on those financial statements.

Directors – You will elect directors to our board.

Auditors – You will vote on reappointing our auditors.

Stock Option Plan – You will be asked to consider a resolution to ratify our stock option plan, which is required every three years under the rules of the Toronto Stock Exchange.

Other business – If any other items of business are properly brought before the meeting, or any adjournment thereof, you will be asked to vote on them. We are not aware of any other items of business to be considered at this meeting.

Our directors have set the close of business on March 22, 2011 as the record date: you will receive this notice and be entitled to vote at the meeting if you owned our shares on that date.

DATED at Toronto, Ontario, March 31, 2011.

BY ORDER OF THE BOARD

/s/ Lisa Buchan

Lisa Buchan
Corporate Secretary

Shareholders who are unable to attend the meeting in person and who wish to ensure that their shares are voted at the meeting, are requested to date, sign and return in the envelope provided for that purpose, the enclosed form of proxy.

All instruments appointing proxies to be used at the meeting or at any adjournment thereof must be received by our transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th floor, North Tower, Toronto, Ontario M5J 2Y1, at least 48 hours, excluding Saturdays, Sundays, and holidays before the time of the meeting or any adjournment thereof, or by th chairman of the meeting prior to the commencement of the meeting or anye adjournment thereof.

PURE NICKEL INC.
MANAGEMENT PROXY CIRCULAR
VOTING QUESTIONS AND ANSWERS

Am I entitled to vote?

You are entitled to vote if you were a holder of common shares as of the close of business on March 22, 2011. Each common share that you own entitles you to one vote.

What am I voting on?

You are voting on the following business matters that are to be addressed at the meeting:

  the election of directors to our board of directors to serve until the next annual meeting of shareholders the reappointment of SF Partnership LLP as our auditors, to serve until the next annual meeting the ratification of the our stock option plan

  to transact any other business that properly comes before the meeting

How many votes are required to pass a matter on the agenda?

A simple majority of the votes cast, in person or by proxy, is required for each of the matters that are voted upon.

Who is soliciting my proxy?

The management of Pure Nickel Inc. is soliciting your proxy.

Solicitation of proxies is primarily by mail but may also be made by telephone or other contact, by employees or agents of the company. All costs of such solicitation (if any) will be borne by us.

How do I vote?

There are two ways you can vote your common shares if they are registered in your name. You may vote in person at the meeting or you may complete, sign and return the enclosed proxy appointing the named persons or some other person you choose, who need not be a shareholder to represent you as proxyholder and vote your shares.

If your shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution) you should have received a request for voting instructions (Voting Instruction Form) from your nominee. Please note that we have limited access to the names of its non-registered shareholders. If you attend the meeting, we will have no record of your shareholding or your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore if you wish to vote in person at the meeting, insert your own name in the space provided on the Voting Instruction Form and return it by following the instructions provided. Do not otherwise complete the Voting Instruction Form as your vote will be taken at the meeting. Please register with our transfer agent Computershare Trust Company of Canada when you arrive at the meeting. If you do not intend to attend the meeting in person, follow the instructions on your Voting Instruction Form to vote by telephone, internet or complete, sign and mail it in the envelope provided.

When do I need to return my completed proxy?

You must send your instructions in by internet, telephone or mail to Computershare by 10:00 a.m. EDT on April 29, 2011(or on the second last business day preceding any adjournments of the meeting).

Who votes my shares and how will they be voted if I return a proxy?

When you complete and return the proxy, you are authorizing the person(s) named in it to attend the meeting and to vote your shares.

The shares represented by your proxy will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for and if you specify a choice with respect to any matter to be acted upon, the securities will be voted accordingly. If you properly complete and return your proxy but do not specify how you wish the votes cast, your shares will be voted as your proxyholder sees fit. Unless contrary instructions are provided, shares represented by proxies by management will be voted:

  For the election as Directors of those nominees set out in this Circular

  For the reappointment of SF Partnership LLP, as our auditors.

  For the ratification of our stock option plan

Can I appoint someone other than the individuals named in the enclosed proxy to vote my shares?

Yes, you have the right to appoint another person of your choice, other than the persons designated in the form of proxy who need not be a shareholder, to attend and act on your behalf at the meeting. To appoint a person other that those named in the enclosed proxy, strike out those printed name(s) appearing on the proxy and insert the name of your chosen proxyholder in the space provided.

Note that you should ensure that any other person you appoint will attend the meeting and is aware that his or her appointment has been made to vote your shares. Proxyholders should, on arrival at the meeting, present themselves to a representative of Computershare.

What if my shares are registered in more than one name or in the name of a company?

If your shares are registered in more than one name, all those persons in whose name they are registered must sign the proxy. If the shares are registered in the name of a company or any name other than your own, you may need to provide documentation that proves you are authorized to sign the proxy on behalf of that company or name. If you have any questions as to what supporting documentation is required, please contact Computershare prior to submitting your proxy.

Can I revoke a proxy or voting instruction?

If you are a registered shareholder and have returned a proxy, you may revoke it at any time prior to the exercise thereof by:

(a)	Completing and signing another proxy bearing a later date, and delivering it to Computershare at any time up to 10:00 a.m. EDT on May 2, 2011 (or if the meeting is adjourned, on the last business day preceding the day to which the Meeting is adjourned) or

(b)	Delivering a written statement, signed by you or your authorized attorney to Computershare at any time up to 10:00 am EDT on May 2, 2011, (or if the meeting is adjourned, on the last business day preceding the day to which the Meeting is adjourned).

If you are a non-registered shareholder, please contact your nominee

If you have returned a Form of Proxy and then attend personally at the meeting you should, on arrival at the Meeting, contact a representative of Computershare to revoke the proxy and vote in person.

How many shares are entitled to vote?

As of March 22, 2011 there were 67,832,226 common shares outstanding. Each share held at the close of business on March 22, 2011 (the record date) is entitled to one vote. A quorum of shareholders is present if the holders of 5% of the common shares are entitled to vote at the meeting and are present in person or represented by proxy.

Our board of directors and our executive officers do not know of any person or company who at today’s date beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of our outstanding common shares.

How may the proxyholders exercise their discretion?

The proxy provides discretionary authority to the management designees, or other persons named as proxy, with respect to amendments to or variations of matters identified here and any other matters which may properly come before the meeting or any adjournments of it. At the date of this management proxy circular, management is not aware of any amendments to, or variations of, or other matters which may come before the meeting other than the matters referred to herein. In any such event, the management designees intend to vote in accordance with their judgment on such matters.

What if I have other questions?

If you have any questions regarding the meeting or require any assistance in completing the proxy please contact our transfer agent, Computershare Shareholder Services, at 1-800-564-6253.

MATTERS TO BE ACTED ON AT THE MEETING

1.	Audited Consolidated Financial Statements

Our audited consolidated financial statements for the year ended November 30, 2010 and the Auditor’s Report thereon will be received at the meeting. These statements and the Auditor’s Report are contained in the mailing of these meeting materials and are also available on SEDAR and our website, www.purenickel.com.

2.	Election of Directors

The number of directors on our board of directors was set at six at the Annual General and Special Meeting of the Shareholders held on March 31, 2009. Management proposes to nominate the six persons listed below for election as directors at the meeting. The terms of office of each of the current directors will expire on the date of the meeting. Each director will hold office until the next annual general meeting of the shareholders, unless his office is earlier vacated. Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the common shares represented by proxy for the election of any other person or persons as directors.

The following table including the notes and the biographies immediately following the table set out the names of the management nominees; their positions and offices; principal occupations; the period of time that they have been our directors; and the number of common shares that each beneficially owns or over which control or direction is exercised. All of the nominees for directors are residents of Canada except for Robert Angrisano and R. David Russell who are residents of the United States.

Name and municipality of residence	Director since	Principal occupation	Number of common shares beneficially owned, controlled or directed, indirectly or directly(3)

Robert Angrisano Washington, USA	1999	Chairman of Pure Nickel Inc. from December 2007 to April 2010; President from 2005 to March 2007; CEO from May 2006 to March 2007; various positions with Microsoft from 1993 to 2004.	2,595,479

Harry Blum(1) Ontario, Canada	2007	Partner with Collins Barrow Toronto LLP, Chartered Accountants; Managing Partner of DMCT Transaction Services Inc. (which merged with Collins Barrow in 2008) since January 1, 2005.	101,200

David McPherson(2) Ontario, Canada	2007	President and CEO of Pure Nickel Inc. since December 2007; independent consultant from 2006 to December 2007; Vice President of First Ontario Credit Union from 2001 to 2006.	275,000

R. David Russell(1)(2) Colorado, USA	2006	Chairman of Pure Nickel Inc. since April 29, 2010; President & CEO of Apollo Gold Corporation from 2002 to July 2010.	50,000

Constantine Salamis(2) Québec, Canada	2007	Mining engineer from 1976 to 1991; founder and currently a director of Manicouagan Minerals Inc.	66,667

W.S. (Steve) Vaughan(2) Ontario, Canada	2007	Partner with the law firm Heenan Blaikie LLP from February 2007 to present. Partner with the law firm McMillan Binch Mendelson LLP from February 2002 to January 2007.	Nil

___________________________
Notes:
(1)           Member of Audit, Corporate Governance and Nominating and Compensation Committees.
(2)           Member of the Technical Committee.
(3)           Information with respect to the number of common shares held by the directors has been provided by such directors.

Robert Angrisano:
Mr. Angrisano graduated from the University of Oregon with a degree in Business Administration. He retired from Microsoft Corp. in July 2004 after spending more than 11 years in a variety of positions, including Director of Technology, Director of Business Windows and Senior Principal Technologist. Mr. Angrisano was the President, a director and a principal shareholder of M.A.N. Resources, Inc., which Nevada Star Resource Corp. acquired in February 2002. Mr. Angrisano has spent 28 years in consulting and management in the high technology industry and has been involved in the mining industry since 1995. His principal responsibilities have been guiding companies’ directions and strategies as well as operational management.

Harry Blum:
Mr. Blum, partner of Collins Barrow Toronto LLP, Chartered Accountants, has over 20 years of audit, tax and advisory experience. Formerly a senior professional with one of the big four accounting firms, Mr. Blum joined DMCT, LLP in 1992, was admitted to the Partnership in 1995, and that firm merged with Collins Barrow in 2008. He has serviced both public and private companies and his scope of expertise ranges from financial due diligence, structuring purchase and sale transactions, restructurings, initial public offerings, acquisitions, divestitures, carve-outs and spin-offs. In addition, he has lead teams in the area of income trust conversions, complex tax based transactions and other strategic advisory assignments. Mr. Blum’s clients include major financial institutions, large private and public companies, and private equity funds in both Canada and the United States. Mr. Blum previously served as President and director of Whitmore Resource Corp. from July 13, 2000 to November 22, 2004. Mr. Blum graduated with a Bachelor of Commerce from the University of Toronto and obtained his designation as a Chartered Accountant in 1989.

David McPherson:
Mr. McPherson has over 25 years of financial institution experience with a major chartered bank, a number of those years being at the executive level. He has had responsibility for large regional retail and small business banking operations. He has served in an advisory capacity to a number of community-based economic development groups including Niagara Growth Fund, a regional venture capital fund. From 2001 to 2006 Mr. McPherson was a Vice-President with First Ontario Credit Union and led strategy development, product and marketing groups. Since the fall of 2006 he has been self-employed as a management consultant and in December 2007 was appointed our President and CEO.

R. David Russell:
Mr. Russell graduated from the Montana School of Mineral, Science and Technology with a Bachelor of Science Degree in Mining Engineering. He has over 33 years experience in the mining industry: he was the founder, president, CEO and a director of Apollo Gold (a gold mining company) from 2002 to July 2010. (That company is now part of Brigus Gold Corp., after its June 24, 2010 merger with Linear Gold Corp.). Mr. Russell’s previous positions included Vice-President and CEO of Getchell Gold Company/Placer Dome Gold, General Manager, US Operations, LAC Minerals Ltd. (now Barrick Gold Corporation), Manager, Underground Mining, Independence Mining Company, Project Manager, Hecla Mining Company, Manager, Lincoln Project FMC/Meridian Gold.

Constantine Salamis:
Mr. Salamis, a mining engineer, has been involved in numerous mineral exploration and production companies throughout his 50 year career including Falconbridge Nickel, Inco Ltd., SOQUEM and Manicouagan Minerals, a public company he founded in 2004. In addition to Mr. Salamis’ North American experience, overseas he has completed geological evaluation assignments for international agencies including the World Bank and the United Nations.

W.S. (Steve) Vaughan:
Mr. W.S. (Steve) Vaughan has been a partner at the law firm Heenan Blaikie LLP since February, 2007 and was a partner of McMillan Binch Mendelsohn from February, 2002 to January, 2007. Mr. Vaughan has participated in natural resource transactions in more than 50 countries over the past five years. Mr. Vaughan has served on various committees advising Canadian governments, the Ontario Securities Commission and Toronto Stock Exchange on issues such as mineral policy, mineral strategy, mining finance, mining taxation, seed capital, junior resource policies, over-the-counter trading and nuclear issues. Mr. Vaughan is a director and member of the Securities Committee of the Prospectors and Developers Association of Canada. He is a former director of the Toronto Branch of the Canadian Institute of Mining, Metallurgy and Petroleum and a past member of the Joint Toronto Stock Exchange Ontario Securities Commission Mining Standards Task Force.

Corporate Cease Trade Orders, Bankruptcies and Insolvencies

To our knowledge, none of the proposed directors:

(a)	is, at the date of this management information, or has been, within ten years before the date of this management information circular, a director, chief executive officer or chief financial officer of any company (including Pure Nickel Inc.) that:

(i) was subject of a cease trade or an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “order”) and that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity of director, chief executive officer or chief financial officer, other than Mr. Vaughan, who was a director of Copper Mesa Mining Corporation, formerly Ascendant Copper Corporation (a mineral exploration and development company focused on copper exploration in Ecuador), at the time that the company became subject to a cease trade order issued by the British Columbia Securities Commission on April 8, 2009, the Autorité des marches financiers (Quebec Securities Commission) on April 9, 2009 and the Ontario Securities Commission on April 13, 2009 for failure to file an Annual Information Form for the year ended December 31, 2008, audited annual financial statements for the year ended December 31, 2008 and Management Discussion and Analysis relating to the audited annual financial statements for the year ended December 31, 2008. The cease trade order was revoked on June 13, 2009, June 16, 2009 and June 15, 2009 in the provinces of British Columbia, Quebec and Ontario, respectively. The company again became subject to a cease trade order issued by the British Columbia Securities Commission on August 24, 2009, the Autorité des marchés financiers on August 26, 2009 and the Ontario Securities Commission on August 27, 2009 for failure to file interim financial statements for the period ended June 30, 2009 and Management Discussion and Analysis relating to the interim financial statements for the period ended June 30, 2009. Subsequently Copper Mesa ceased dong business because of lack of funding although it has not, to his knowledge, been liquidated or become bankrupt. He resigned from the company on July 9, 2010. To his knowledge, there has been no criticism or findings against him.

(b)	is, at the date of this management information circular, or has been, within ten years before the date of this management information circular, a director or executive officer of any company (including Pure Nickel Inc.), that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than: (i) Mr. Blum, a director of First Metals Inc., which announced on January 7, 2009 that it had filed a Notice of Intention to Make a Proposal under the Bankruptcy and Insolvency Act, and it subsequently filed a proposal to its creditors under Part III of that Act on April 17, 2009, which was approved by the Ontario Superior Court of Justice on June 18, 2009; and (ii) Mr. Vaughan believes, but has no actual knowledge of the facts, that Windy Mountain Explorations Ltd. (a copper/molybdenum exploration and development company focused on a property in Northern Quebec) made an assignment in bankruptcy, etc. in 2003. He was a Director of Windy Mountain up to approximately that time; or

(c)	has, within ten years before the date of this management information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To our knowledge, no nominee for director has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

3.	Reappointment of Auditors

SF Partnership, LLP, Chartered Accountants, 4950 Yonge Street, Suite 400, Toronto, Ontario, Canada, M2N 6K1 is our current auditor. At the meeting, shareholders will be requested to reappoint SF Partnership as our independent auditor to hold office until the next annual meeting of shareholders, and to authorize the board to fix the auditors’ remuneration. SF Partnership LLP has been our auditor since April 30, 2007. The reappointment of SF Partnership LLP must be approved by a majority of the votes cast at the meeting.

The board recommends a vote “for” the reappointment of SF Partnership, LLP as our independent auditor until the next annual meeting of shareholders or until a successor is appointed, and that the board be authorized to fix the auditors’ remuneration.

In the absence of a contrary instruction, the persons designated by management in the enclosed proxy intend to vote FOR the reappointment of SF Partnership, LLP as auditor of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed and the authorization of the board to fix the remuneration of the auditor.

4.	Ratification of the Stock Option Plan

Shareholders will be asked to consider and, if thought fit, pass the resolutions below to authorize: (i) the amendments to our stock option plan outlined in Schedule A; (ii) all unallocated options under the stock option plan; (iii) we may continue granting options under the Plan until May 3, 2014, the day that is three years from the date of the meeting; and (iv) any director or officer to take such steps as may be necessary in order to give full effect to the intent and purpose of this resolution.

The amendments have been approved by the board and conform to the Toronto Stock Exchange rules. The amendments do not affect the number of stock options available under the plan. Further, there has been no significant change in the number of shares issued and outstanding over the past three years, hence no significant change to the number of options available under the plan. Management believes that the amendments are necessary for us to continue to maintain our strict adherence to applicable corporate governance requirements while providing the flexibility required to attract and retain the calibre of qualified individuals required to execute our business plan.

Approval of the resolutions will be obtained if a majority of the votes cast are in favour thereof. The Toronto Stock Exchange has approved the amendments conditional upon the approval of the resolutions below by the shareholders.

On May 13, 2008, at an Annual General and Special Meeting of Shareholders, our shareholders approved our stock option plan (dated April 3, 2008). That plan allows for options equal to up to 10% of issued and outstanding common shares to be issued at any point in time, so that new issuances of common shares and exercises or cancellations of options may result in the plan being “reloaded” up to the 10% limit. Under the rules of the Toronto Stock Exchange such rolling plans must be ratified by the shareholders every three years.

In addition, as a result of the changes announced in the March 4, 2010 Federal Budget, and draft legislative proposals subsequently released by the Minister of Finance on September 28, 2010, we are required to withhold income taxes exigible on exercises of stock options by employees. Some changes are being made to the stock option plan to deal with this matter and also there are some housekeeping changes that do not affect the substance of the plan. The stock option plan permits our board to make these changes without shareholder approval, but the attached copy of the plan (Schedule “A”) presented to the shareholders for ratification identifies the changes that the board is making to the plan, from the previous version adopted May 13, 2008.

Most of the changes are of a “housekeeping” nature to clarify items and reduce the uncertainty in applying the provisions of the plan, and to include some provisions that are commonly incorporated into such plans. A summary of the major changes is set out below. To review all of the changes please refer to Schedule A.

  Explicit language added that the board may not grant additional powers to the board to amend the plan or entitlements without shareholder approval, nor remove or increase the insider participation limit, without shareholder approval.

  Several definitions are clarified, including “fair market value,” “insider,” and “expiry time.” Some redundant terms were removed.

  Explicit language added to deal with the withholding tax requirements of the Canada Revenue Agency.

  Wording clarified to confirm that options may never be granted at a price below the market price of the shares.

  In the event of a change in control (as defined in subsection 2.1(b)), options become exercisable immediately, whether vested or not vested.

  The requirement for members of the compensation committee to recuse themselves from grants of options to members of the compensation committee by the board of directors is clarified.

Summary of the stock option plan

The following is a brief description of the stock option plan and is qualified in its entirety by the full text thereof included as Schedule A. Schedule A also shows the amendments proposed from the plan as previously approved by shareholders. Capitalized terms not defined herein should be construed in accordance with their definition in the stock option plan.

Common shares subject to the plan

The stock option plan has a rolling maximum number of common shares reserved for issuance thereunder, being 10% of the issued and outstanding common shares of Pure Nickel Inc. at any time. As of the Record Date 67,832,226 common shares are outstanding, so that 6,783,222 common shares would be reserved for issuance under the plan as of the record date. Any increase in the total number of issued and outstanding common shares will result in an increase in the number of common shares issuable under the plan, and any exercises of options will effectively result in a reloading of the number of common shares issuable under the plan. Currently, as of the record date, under the plan 4,990,000 options are outstanding (7.4% of common shares outstanding) of which 4,240,000 are exercisable. In accordance with the current policies of the TSX, any option plan with a rolling maximum (which includes our stock option plan) must be confirmed by shareholders every three years.

Eligible Persons

Options may be granted under the plan to a director, officer, employee or service provider of the Corporation or any Related Entity of the Corporation (each an “Eligible Individual”). In addition, Options may be granted to a permitted assign of an Eligible Individual, including his or her spouse, or the holding company (as defined in National Instrument 45-106 – Prospectus and Registration Exemptions, trustee, or RRSP/RRIF of such person or his or her spouse (including Eligible Individuals, collectively, “Eligible Persons”). The plan’s definitions of “holding company” and “service provider” refer to the definitions thereof (or of related terms) in National Instrument 45-106 – Prospectus and Registration Exemptions and/or the TSX Company Manual.

Restrictions on Grant

Under the plan, no Options shall be granted to any Optionee if the total number of common shares issuable to such Optionee under the plan, together with any common shares reserved for issuance to such Optionee under options for services or any other share compensation arrangement, would exceed 5% of the issued and outstanding common shares at the date of grant.

In addition, no Options shall be granted to an Optionee if such grant could result, at any time, in (a) the number of common shares issuable pursuant to the plan or other share compensation arrangements granted to Insiders exceeding 10% of the issued and outstanding common shares; (b) the number of common shares issued to Insiders, within a one-year period, pursuant to the plan or other share compensation arrangements exceeding 10% of the issued and outstanding common shares; or (c) the issuance to any one Insider and such Insider’s associates or affiliates, within a one-year period, of a number of common shares exceeding 5% of the issued and outstanding shares.

Administration of the plan and Grant of Options

The stock option plan is administered by the Compensation Committee. The Compensation Committee makes recommendations to the board, and the board has the power, subject to the terms of the plan, to (a) establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the plan; (b) interpret and construe the plan and to determine all questions arising out of the plan; (c) determine the number of common shares covered by each Option; (d) determine the exercise price (the “Option Price”) of each Option; (e) determine the time or times when Options will be granted and exercisable; (f) determine if the common shares which are issuable on the exercise of an Option will be subject to any restrictions upon the exercise of such Option; and (f) prescribe the form of the Instruments relating to the grant, exercise and other terms of Options. The board has the power to grant Options, with or without a recommendation of the Compensation Committee.

Exercise Price

The board fixes the exercise price (the “Option Price”) of Options granted pursuant to the plan, which may not be lower than the Market Price of the common shares at the time the Option is granted. “Market Price” pursuant to the plan means the volume weighted average price of the common shares on the TSX for the five trading days immediately preceding the relevant date or if the common shares are suspended from trading or have not traded on the TSX or another stock exchange or over-the-counter market for an extended period of time, the Market Price of the common shares will be the fair market value of the common shares as determined by board. The definition of “Market Price” in the plan reflects the definition ascribed to the term in the TSX Company Manual.

Term of Options

In the event that no specific determination is made by the board with respect to the expiry date and the vesting schedule of Options granted pursuant to the plan, each Option shall be exercisable 10 years from the date it was granted and may be exercised for not more than 20% of the common shares covered by the Option during each 12 month period following the first anniversary of the date of the grant. If, however, the number of common shares purchased pursuant to exercises of the Option during any such 12 month period is less than 20% of the common shares covered by the Option, the unexercised portion may be carried forward during the remaining term of the Option.

Assignment of Options

Options granted under the plan are non-assignable and non-transferable by the Optionee except in certain limited circumstances.

Termination

Subject to the circumstances noted below, pursuant to the plan and to any express resolution passed by the board with respect to an Option, an Option and all rights to purchase common shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person. The board, however, can pass a resolution stating that an Option can remain outstanding despite the Optionee ceasing to be an Eligible Person.

If, before the expiry of an Option in accordance with the terms thereof, an Optionee shall cease to be an Eligible Person (an “Event of Termination”) for any reason other than his or her resignation or the termination for cause of his or her employment with the Corporation or any Related Entity, or his or her resignation or failure to be re-elected as a director of the Corporation or any Related Entity, then the Optionee may:

(a)	exercise the Option to the extent that he or she was entitled to do so at the time of such Event of Termination, at any time up to and including, but not after, a date that is three months (or such other longer period as may be determined by the board in its sole discretion) following the date of such Event of Termination, or prior to the close of business on the expiration date of the Option, whichever is earlier; and

(b)	with the prior written consent of the board, which consent may be withheld in the board’s sole discretion, exercise a further Option at any time up to and including, but not after, a date that is three months (or such other longer period as may be determined by the board in its sole discretion) following the date of such Event of Termination, or prior to the close of business on the expiration date of the Option, whichever is earlier, to purchase all or any of the common shares as the board may designate but not exceeding the number of common shares the Optionee would have otherwise been entitled to purchase pursuant to the Option had the Optionee’s status as an Eligible Person been maintained for the term of the Option.

If an Optionee dies before the expiry of an Option, the Optionee’s legal representative(s) may, subject to the terms of the Option and the plan:

(a)	exercise the Option to the extent that the Optionee was entitled to do so at the date of his or her death at any time up to and including, but not after, a date one year following the date of death of the Optionee, or prior to the close of business on the expiration date of the Option, whichever is earlier; and

(b)	with the prior written consent of the board, which consent may be withheld in the board’s sole discretion, exercise a further Option at any time up to and including, but not after, a date one year following the date of death of the Optionee, or prior to the close of business on the expiration date of the Option, whichever is earlier, to purchase all or any of the common shares as the board may designate but not exceeding the number of common shares the Optionee would have otherwise been entitled to purchase had the Optionee survived.

Under the plan, a determination by the Corporation that an Optionee was discharged for cause shall be binding on the Optionee; provided, however, that such determination shall not be conclusive of the Optionee’s potential entitlement to damages for the loss of the right to exercise an Option in the event that a court of competent jurisdiction ultimately determines that the discharge was without cause.

Under the plan, the date of Event of Termination in the case of termination of employment with the Corporation or any Related Entity shall be the last day upon which the employee provide services to the Corporation or Related Entity, as the case may be, at its premises and not the last day upon which the Corporation or Related Entity pays wages or salaries in lieu of notice of termination, statutory, contractual or otherwise.

In the event that the expiry of an Option occurs during a blackout period imposed by management or the board in accordance with the Corporation’s insider trading policy, the expiry date of such Option shall be deemed to be amended to that date which is ten business days following the end of such blackout period.

Cashless Exercise

Any Optionee may elect to effect a cashless exercise of any or all of such Optionee’s right under an Option. In connection with any such cashless exercise, the Optionee shall be entitled to receive, without any cash payment (other than the taxes required to be paid in connection with the exercise which must be paid by the Optionee to the Corporation in cash at the time of exercise), such number of whole common shares (rounded down to the nearest whole number) obtained pursuant to the following formula:

	x	=	[a (b – c)]
b
where
	x	=	the number of whole common shares to be issued
	a	=	the number of common shares under Option
	b	=	the market price of the common shares as at the last trading immediately prior to the cashless exercise
	c	=	the Option Price of the Option

In connection with any such cashless exercise, the full number of common shares issuable (item (a) in the formula) shall be considered to have been issued for the purposes of the reduction in the number of common shares which may be issued under the plan. The Existing Plan does not contemplate the cashless exercise of Options.

Adjustments

Appropriate adjustments in the number of common shares underlying an Option and in the Option Price of the Option, shall be made to give effect to adjustments in the number of common shares resulting from any subdivisions, consolidations or reclassifications of the common shares, the payment of stock dividends by the Corporation or other relevant changes in the capital structure of the Corporation.

In the event the Corporation should declare and pay a special cash dividend or other distribution out of the ordinary course, or certain other dividends as specified in the plan, the Option Price of all Options outstanding on the record date of such dividend or other distribution shall be reduced by an amount equal to the cash payment or other distribution or the fair market value of the dividend in specie or stock dividend or other distribution, as determined by the board in its sole discretion.

Amendments to plan

Subject to applicable regulatory requirements, the board may, in its sole discretion and without shareholder approval, amend, suspend, terminate or discontinue the plan and may amend the terms and conditions of Options granted pursuant to the plan. Such changes include without limitation:

(a)	amendments to the terms and conditions of the plan necessary to ensure that the plan complies with the applicable regulatory requirements, including the rules of the TSX, in place from time to time;
(b)	amendments to the provisions of the plan respecting administration of the plan and eligibility for participation under the plan;
(c)	amendments to the provisions of the plan respecting the terms and conditions on which Options may be granted pursuant to the plan, including the provisions relating to the Option Price, the term of the Option and the vesting schedule;
(d)	amendments to the plan that are of a housekeeping nature; and
(e)	amendments to the Option Price, the term, the vesting schedule and the termination provisions of Options granted pursuant to the plan.

Shareholder approval is required for the following amendments to the plan:

(a)	to increase the maximum percentage of common shares issuable in accordance with the plan;
(b)	to extend the term of the Option;
(c)	to reduce the Option Price of Options granted to Insiders of the Corporation pursuant to the plan;
(d)	to grant additional powers to the Board to amend the plan or entitlements without shareholder approval; and
(e)	to remove or increase the insider participation limit.

Shareholder approval of plan

The plan was ratified and the amendments thereto approved by board on March 31, 2011, subject to shareholder and regulatory approvals. The TSX has reviewed and conditionally approved the plan. To be effective, the plan must be approved by a resolution passed by a majority of the votes cast by the shareholders at the Annual and Special Meeting of Shareholders.

The board has determined that the passing of the plan Resolution is in the best interests of the Corporation and recommends that the Shareholders vote in favour of the plan Resolution. Unless the Shareholder has specified in the enclosed form of proxy that the shares represented by such proxy are to be voted against the plan Resolution, proxies in favour of management nominees will be voted FOR the plan Resolution.

The board recommends a vote “for” the following resolutions to effect the ratification of the stock option plan:

BE IT RESOLVED THAT:

(a)	the stock option plan, including the amendments thereto as set forth in Schedule A of this Management Information Circular be and is hereby ratified, confirmed and approved;
(b)	all unallocated options under the plan be and are hereby approved;
(c)	Pure Nickel Inc. has the ability to continue granting options under the plan until May 3, 2014, which is the date that is three years from the date of the shareholder meeting at which shareholder approval for the plan is being sought; and
(d)	any director or officer of Pure Nickel Inc. is hereby authorized to do whatever is necessary to effect these resolutions.

In the absence of a contrary instruction, the persons designated by management in the enclosed proxy intend to vote FOR the ratification of the stock option plan.

5.	Other Matters

Management knows of no matters to come before the meeting other than as set forth in the notice of meeting. HOWEVER, IF OTHER MATTERS WHICH ARE NOT NOW KNOWN TO MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes and explains the significant elements of our compensation programs. The objectives of our compensation program are to retain and motivate qualified executive officers who will drive our success while promoting an alignment of interests between the executive officers and the shareholders. Compensation consists of three elements: base salary, short-term incentive bonus, and stock options. The Compensation Committee reviews annually each component and appropriate competitive factors, and makes recommendations based upon performance.

Base salaries: The primary element of our compensation program is base salary. Our view is that a competitive base salary is a necessary element for retaining and attracting qualified employees. The base salary of each executive is determined based upon survey data and other competitive information, number of years’ experience, and comparison to other base salaries paid in similar situations.

Short-term incentive bonus: In addition to establishing competitive base salaries and stock option incentives, one of the objectives of the executive compensation strategy is to encourage and recognize strong levels of performance by linking achievement of specific goals with variable cash compensation in the form of a short-term incentive bonus. Target bonus awards range up to 50% of base salary for the achievement of specific operational objectives. Bonuses paid during the 2010 fiscal year were on account of performance achievements during the previous fiscal year.

Stock options: The number of stock options granted is reviewed at each grant date to provide medium-term incentives. Options granted to directors who are not employees vest immediately and expire after three years. The terms and conditions of options granted to executives and other employees are reviewed for each grant at the time that it is made. Previous grants of stock options are taken into account when considering new grants.

Performance Graph

As at November 30, 2010, the following graph shows the total cumulative return on a $100 investment on November 30, 2005 in common shares of Pure Nickel Inc, compared to the S&P/TSX 300 Composite Index (assuming reinvestment of dividends) over the five year period ended November 30, 2010. Note that the data points only record the value at November 30 each year, so that fluctuations during the years are not shown.

Option- Based Awards

The timing of the grant and number of shares made subject to option, with respect to stock options proposed to be granted by the Corporation to its executive officers, is recommended by the Chief Executive Officer, reviewed and approved (or revised, if thought appropriate) by the Compensation Committee and implemented by a resolution of the board. The review of proposed option grants by the Compensation Committee (which is composed of independent directors) and the implementation thereof by the board (which is comprised of a majority of independent directors) provides the independent directors with significant input into such compensation decisions.

Summary Compensation Table

There were two Named Executive Officers during the year ended November 30, 2010: David McPherson, President and CEO, and Jeffrey D. Sherman, CFO. “Named Executive Officer” means each of the following individuals (a) the Chief Executive Officer; (b) the Chief Financial Officer; (c) each of our three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and the Chief Financial Officer at the end of the most recently completed financial year and whose total compensation exceeds $150,000; and (d) any additional individual for whom disclosure would have been provided under (c) except that the individual was not serving as an officer at the end of the most recently completed financial year.

Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)	Option- Based Awards(3) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total ($)
					Annual Incentive Plans	Long-term Incentive Plans

David McPherson	2010	240,000	−	54,960	120,000	−	−	18,000(4)	432,960
President and Chief	2009	240,000	−	16,966	−	−	−	18,000(4)	274,966
Executive Officer	2008	220,000(1)	−	44,125	120,000	−	−	12,000(4)	396,125
Jeffrey D. Sherman	2010	76,750	−	13,740	20,000	−	−	−	110,490
Chief Financial Officer	2009	67,000	−	1,060	−	−	−	−	68,060
	2008	59,250(2)	−	21,810	12,500				93,560
_______________________________
Notes:
(1)	Mr. McPherson became President and CEO of the Corporation on December 20, 2007. Of the salary amount shown, $60,000 was paid as consulting fees for the period January 1, 2008 to March 31, 2008.
(2)	Mr. Sherman became CFO of the Corporation on February 6, 2008.
(3)	The fair value of the stock options granted, estimated using the Black-Scholes option pricing model at the date of each grant.
(4)	All Other Compensation consists of a car allowance.

Incentive Plan Awards
The following table sets forth all outstanding awards held by Named Executive Officers as at November 30, 2010:

Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in- the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested
David McPherson	250,000	0.26	April 21, 2011	−	−	−
President and Chief	400,000	0.06	December 17, 2011	39,000 (1)	−	−
Executive Officer	400,000	0.20	April 29, 2013	−(2)
Jeffrey D. Sherman	100,000	0.31	February 5, 2011	−	−	−
Chief Financial	25,000	0.06	December 17, 2011	2,000	−	−
Officer	100,000	0.20	April 29, 2013	−(3)	−	−

_________________________________
Notes:
           (1)           Of the 400,000 options issued to David McPherson at an exercise price of $0.06, only 300,000 were exercisable at November 30, 2010.
           (2)           Of the 400,000 options issued to David McPherson at an exercise price of $0.20, only 200,000 were exercisable at November 30, 2010.
           (3)           Of the 100,000 options issued to Jeffrey Sherman at an exercise price of $0.20, only 50,000 were exercisable at November 30, 2010.

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
David McPherson President and Chief Executive Officer	10,000	−	−
Jeffrey D. Sherman Chief Financial Officer	−	−	−

Pension Plan Benefits

We do not provide retirement benefits for directors and executive officers.

Termination and Change of Control Benefits

We have no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in our most recently completed financial year or current financial year in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control; except for an employment agreement with Mr. McPherson, our President and CEO, which provides that in the event of termination without cause or if a terminating event occurs because of a change in control (or similar event, as defined in the contract), Mr. McPherson receives a minimum of 24 months’ salary plus $100,000.

Director Compensation

The following table shows the compensation received by each director, other than the director who served as a Named Executive Officer during the fiscal year, for the year ended November 30, 2010.

Name	Fees Earned ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Robert Angrisano	13,300	−	14,610	−	−	−	27,910
Harry Blum	24,750	−	29,220	−	−	−	53,970
R. David Russell	30,050	−	29,220	−	−	−	59,270
Constantine Salamis	14,400	−	14,610	−	−	−	29,010
W.S. (Steve) Vaughan	14,400	−	14,610	−	−	−	29,010

During the year ended November 30, 2010, members of the board of directors, other than the director who served as a Named Executive Officer, received director fees in accordance with the following standard arrangements:

Annual fee – Chair of the board	$20,000
Annual fee – Chair of the Audit Committee	$15,000
Annual fee – other directors	$10,000
Fee per board or committee meeting attended, up to and including April 29, 2010	$600
Fee per committee meeting attended for chair of the committee, up to and including April 29, 2010	$750
Fee per board or committee meeting attended, after April 29, 2010	$500
Fee per committee meeting attended for chair of the committee, after April 29, 2010	$750

The following table sets forth all outstanding options held by directors of the Corporation as of November 30, 2010.

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units that have not vested (#)	Market or Payout Value of share- based awards that have not vested ($)
Robert Angrisano	100,000	0.26	April 21, 2011	−	−	−
	100,000	0.065	March 31, 2012	12,500	−	−
	100,000	0.20	April 29, 2013	−	−	−
Harry Blum	100,000	0.26	April 21, 2011	−	−	−
	100,000	0.065	March 31, 2012	12,500	−	−
	200,000	0.20	April 29, 2013	−	−	−
R. David Russell	100,000	0.26	April 21, 2011	−	−	−
	100,000	0.065	March 31, 2012	12,500	−	−
	200,000	0.20	April 29, 2013	−	−	−
Constantine Salamis	100,000	0.26	April 21, 2011	−	−	−
	100,000	0.20	April 29, 2013	−	−	−
W.S. Vaughan	100,000	0.26	April 21, 2011	−	−	−
	100,000	0.065	March 31, 2012	12,500	−	−
	100,000	0.20	April 29, 2013	−	−	−

Note: (1) Closing share price at November 30, 2010 was $0.19.

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Robert Angrisano	−	−	−
Harry Blum	−	−	−
R. David Russell	−	−	−
Constantine Salamis	−	−	−
W.S. Vaughan	−	−	−

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As of November 30, 2010, the securities authorized for issuance under our equity compensation plan were as follows:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column a) (c)
Equity compensation plans approved by security holders	5,090,000	$0.19	1,693,223
Equity compensation plans not approved by security holders	nil	n/a	n/a
Totals	5,090,000	$0.19	1,693,223

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, no director or executive officers of Pure Nickel Inc., and proposed nominees for election as a director of any associate of any such directors, executive officers or proposed nominees were indebted to Pure Nickel Inc. or any of our subsidiaries in respect of a security purchase program. Also, as at the date hereof, there was no other indebtedness owed to Pure Nickel Inc. or any of our subsidiaries from executive officers, directors, employees and former executive officers, directors and employees of Pure Nickel Inc. or any of our subsidiaries (or to another entity as a result of the indebtedness being subject to a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Pure Nickel Inc. or any of our subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise set out herein, there have been no material transactions entered into since the beginning of our last completed fiscal year, or proposed to be entered into by us that have or will materially affect the Corporation or any of the affiliates of the Corporation involving an officer or director of the Corporation, a proposed nominee for election as a director of the Corporation, the principal shareholder of the Corporation or any associate or affiliate of any of such persons.

MANAGEMENT CONTRACTS

No management functions of the Corporation or its subsidiaries are to any substantial degree performed by a person or company other than the directors or executive officers of the Corporation or its subsidiaries.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Corporation at any time since the beginning of its last completed fiscal year, no proposed nominee for election as a director, and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, except as disclosed in this Management Information Circular.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The board and management consider good corporate governance to be central to effective and efficient operations. Through the Corporate Governance and Nominating Committee, the board reviews, evaluates and modifies its governance program to ensure it is of the highest standard. The board is satisfied that the Corporation’s governance plan is consistent with legal and stock exchange requirements. Under National Instrument 58-101 – Disclosure of Corporate Governance Practices the Corporation is required to disclose certain information relating to its corporate governance practices. This information is set out in Schedule “B” to this Circular. In addition, the board Corporate Mandate is attached hereto as Schedule “C.”

ADDITIONAL INFORMATION

Additional information about us is available on SEDAR at www.sedar.com. Copies of our comparative financial statements and accompanying Management’s Discussion and Analysis for the fiscal year ended November 30, 2010 are available on SEDAR, on our website, www.purenickel.com, or securityholders may request copies to be sent to them without charge by contacting the Corporate Secretary at (416) 644-0066.

Financial information is provided in our comparative financial statements and management discussion and analysis for the fiscal year ended November 30, 2010.

APPROVAL

The contents and the sending of this Management Information Circular have been approved by our board of directors.

DATED at Toronto, Ontario, March 31, 2011

BY ORDER OF THE BOARD

/s/ Lisa Buchan

Lisa Buchan
Corporate Secretary

SCHEDULE A
PURE NICKEL INC.
STOCK OPTION PLAN
(April 3, 2008, as amended March 31, 2011)
 (with amendments marked)

ARTICLE 1 - PURPOSE OF THE PLAN

1.1                 The purpose of the Plan is to attract, retain and motivate persons of training, experience and leadership as key service providers to the Corporation, including their directors, officers and employees, and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire an increased proprietary interest in the Corporation.

ARTICLE 2 - DEFINED TERMS

2.1                 Where used herein, the following terms shall have the following meanings, respectively:

(a)	“Board” means the Board of Directors of the Corporation;

(b)	“Change of Control” means the occurrence of any one or more of the following events:

an arrangement, amalgamation, merger, business combination or other form of reorganization, takeover bid or acquisition, where the holders of the outstanding voting shares of the Corporation immediately prior to the completion of such transaction hold 50% or less of the outstanding voting securities or interests in the continuing entity or in the Corporation, as the case may be, upon completion of the transaction;

the sale, lease, exchange or other disposition, in a single transaction or series of related transactions, of assets, rights or properties of the Corporation which have an aggregate book value greater than 50% of the book value of the assets, rights and properties of the Corporation on a consolidated basis, to any one or more other persons or entities, other than a disposition to any one or more Related Entities;

a resolution is adopted to wind-up, dissolve or liquidate the Corporation; or

the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

Provided that notwithstanding the application of any of the foregoing, a Change of Control shall be deemed not to have occurred if a majority of the Board, acting reasonably, determines prior to the effective date of any transaction which may be considered a Change of Control under this definition that in substance an arrangement or reorganization will not occur or the circumstances are such that a Change of Control will be deemed not to occur and any such determination shall be binding and conclusive for all purposes of the Plan.

~~(b)~~(c)	“Committee” means the compensation committee of the Board;

~~(c)~~(d)	“Corporation” means Pure Nickel Inc. and includes any successor corporation thereto;

~~(d)~~(e)	“Eligible Person” means:

(i)	a director, officer, employee or Service Provider of the Corporation or any Related Entity (an “Eligible Individual”); or

(ii)	a permitted assign (a “Permitted Assign”) as such term is defined in NI 45-106 in respect of the Eligible Individual, and includes (a) spouse of the Eligible Individual, (a) a trustee, custodian or administrator acting on behalf of, or for the benefit of, the Eligible Individual or his or her spouse, (b) a holding entity (as such term is defined in NI 45-106) of the Eligible Individual or his or her spouse, or (c) an RRSP or RRIF of the Eligible Individual or his or her spouse;

~~(e)~~(f)	“Event of Termination” has the meaning ascribed thereto in Section 6.2;

(g)	“Expiry Time” means the time at which an Option granted to an Eligible Person under the Plan expires;

(h)	“Fair Market Value” of a Share means the highest price, expressed in dollars, that the Share would bring in an open and unrestricted market between a willing buyer and a willing seller who are both knowledgeable, informed, and prudent, and who are acting independently of each other and who deal with each other at arm’s length for purposes of the Income Tax Act (Canada);

~~(f)~~(i)	~~“Insider” means any~~an insider, as ~~such term is~~ defined in ~~Subsection 1(1) of the Securities Act (Ontario), of the Corporation and includes any associate or affiliate, as such term is defined in Subsection 1(1) of the Securities Act (Ontario), of any such insider~~the TSX Company Manual from time to time;

~~(g)~~(j)	“Market Price” means the VWAP on the TSX, or another stock exchange where the majority of the trading volume and value of the Shares occurs, for the five trading days immediately preceding the relevant date or if the Shares are suspended from trading ~~or~~, have not traded on the TSX or another stock exchange or over-the-counter market for an extended period of time or are not listed on any stock exchange, the Market Price of ~~the Shares will~~a Share shal~~l~~ be the Fair Market Value of the ~~Shares~~Share as determined by the Board;

~~(h)~~(k)	“NI 45-106” means National Instrument 45-106: Prospectus and Registration Exemptions;

~~(i)~~(l)	“Option” means an option to purchase Shares granted to an Eligible Person under the Plan;

~~(j)~~(m)	“Option Price” means the price per Share at which Shares may be purchased under an Option, as the same may be adjusted from time to time in accordance with ~~ARTICLE 8~~ the terms hereof;

~~(k)~~(n)	“Optionee” means an Eligible Person to whom an Option has been granted and who continues to hold such Option;

~~(l)~~(o)	“Plan” means this Stock Option Plan, as the same may be further amended or varied from time to time;

~~(m)~~(p)	“Related Entity” means the Corporation, a person that controls or is controlled by the Corporation or that is controlled by the same person that controls the Corporation;

~~(n)~~(q)	“Service Provider” means a consultant as such term is defined in NI 45-106 and includes a service provider as such term is defined in clause 613(b) of the TSX Company Manual;

~~(o)~~(r)	“Shares” means the common shares of the Corporation or, in the event of an adjustment contemplated by ARTICLE 8 hereof, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment;

~~(p)~~(s)	“Successor Corporation” has the meaning ascribed thereto in Section 8.4~~8.3~~ hereof;

~~(q)~~(t)	“TSX” means the Toronto Stock Exchange; and

 ~~(r)~~(u)	“VWAP” means the volume weighted average trading price of the Shares, calculated by dividing the total value by the total volume of Shares traded for the relevant period.

ARTICLE 3 - ADMINISTRATION OF THE PLAN

3.1	The Plan shall be administered by the Committee under the supervision of the Board.

3.2	The Committee shall recommend to the Board, and the Board shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:

(a)	to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;

(b)	to interpret and construe the Plan and to determine all questions arising out of the Plan or any Option, and any such interpretation, construction or determination made by the Board shall be final, binding and conclusive for all purposes;

(c)	to determine the number of Shares covered by each Option;

(d)	to determine the Option Price of each Option;

(e)	to determine the time or times when Options will be granted and exercisable;

(f)	to determine if the Shares which are issuable on the exercise of an Option will be subject to any restrictions upon the exercise of such Option; and

(g)	to prescribe the form of the instruments relating to the grant, exercise and other terms of Options.

3.3                 Except as provided in this Section 3.3, no member of the Committee shall, during the currency of his or her membership on the Committee, be entitled to participate in the Plan. A member of the Committee may be entitled to participate in the Plan only if an Option is granted, and the terms and provisions thereof ~~determined~~established, by the Board without such member of the Committee participating in any way whatsoever in the granting of ~~an~~the Option ~~to~~, or the ~~determinations made with respect to, such member~~establishing of the ~~Committee or to such Option~~terms and provisions thereof.

3.4                 The Board may, in its discretion, require as conditions to the grant or exercise of any Option that the Optionee shall have:

(a)	represented, warranted and agreed in form and substance satisfactory to the Corporation that he or she is acquiring and will acquire such Option and the Shares to be issued upon the exercise thereof or, as the case may be, is acquiring such Shares, for his or her own account, for investment and not with a view to or in connection with any distribution, that he or she has had access to such information as is necessary to enable him or her to evaluate the merits and risks of such investment and that he or she is able to bear the economic risk of holding such Shares for an indefinite period;

(b)	agreed to restrictions on transfer in form and substance satisfactory to the Corporation and to an endorsement on any option agreement or any certificate representing the Shares to be issued on the exercise thereof referencing such restrictions; and

(c)	agreed to indemnify the Corporation in connection with the foregoing.

3.5                 Any Option granted under the Plan shall be subject to the requirement that, if at any time counsel to the Corporation shall determine that the listing, registration or qualification of the Shares subject to such Option upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant or exercise of such Option or the issuance or purchase of Shares thereunder, such Option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

ARTICLE 4 - SHARES SUBJECT TO THE PLAN

4.1                 Subject to adjustment as provided in ARTICLE 8 hereof, the Shares to be offered under the Plan shall consist of the Corporation’s authorized but unissued Shares. The aggregate number of Shares issuable upon the exercise of all Options granted under the Plan shall not exceed 10% of the issued and outstanding Shares ~~as at the date of grant of each Option under the Plan~~at any time. If any Option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, the unpurchased Shares subject thereto shall again be available for grant pursuant to the Plan.

ARTICLE 5 - ELIGIBILITY GRANT AND TERMS OF OPTIONS

5.1                 Options may be granted to any Eligible Person in accordance with Section 5.2 hereof.

5.2                 Options may be granted by the Board it its sole and absolute discretion, with or without the recommendation of the Committee.

5.3                 Except as provided in this ARTICLE 5, the number of Shares subject to each Option, the Option Price of each Option, the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Board.

5.4                 In the event that no specific determination is made by the Board with respect to any of the following matters, each Option shall, subject to any other specific provisions of the Plan, contain the following terms and conditions:

(a)	the term during which an Option shall be exercisable shall be 10 years from the date the Option is granted to the Optionee; and

(b)	the Optionee may exercise the Option for not more than 20% of the Shares covered by the Option during each 12 month period following the first anniversary of the date of the grant of the Option; provided, however, that if the number of Shares purchased pursuant to exercises of the Option during any such 12 month period is less than 20% of the Shares covered by the Option, the Optionee shall have the right, at any time or from time to time during the remainder of the term of the Option, to purchase such number of Shares subject to the Option which were purchasable, but not purchased by him or her, during such 12 month period.

5.5                 Subject to ~~any adjustments pursuant to the provisions of ARTICLE 8~~section 8.5 hereof, the Option Price of any Option shall be in no circumstances lower than the Market Price on the date of which the grant of the Option is approved by the Board. ~~Notwithstanding the foregoing, in the event that the Shares are not listed on any stock exchange on the date on which the grant of an Option is approved by the Board, the Option Price for such Option shall be determined by the Board.~~ If, as and when any Shares have been duly purchased and paid for under the terms of an Option, such Shares shall be conclusively deemed allotted and issued as fully paid non-assessable Shares at the price paid therefor.

5.6                 No Options shall be granted to any Optionee if the total number of Shares issuable to such Optionee under the Plan, together with any Shares reserved for issuance to such Optionee under options for services or any other share compensation arrangement, would exceed 5% of the issued and outstanding Shares at the date of grant.

5.7                 An Option is personal to the Optionee and non-assignable (whether by operation of law or otherwise), except as provided for herein. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of an Option contrary to the provisions of the Plan, or upon the levy of any attachment or similar process upon an Option, the Option shall, at the election of the Corporation, cease and terminate and be of no further force or effect whatsoever.

5.8                 No Options shall be granted to an Optionee if such grant could result, at any time, in:

(a)	the number of Shares ~~reserved for issuance~~issuable pursuant to the Plan or other share compensation arrangements granted to Insiders exceeding 10% of the issued and outstanding Shares;

(b)	the number of Shares ~~reserved for issuance~~issued to Insiders, within a one-year period, pursuant to the Plan or other share compensation arrangements exceeding 10% of the issued and outstanding Shares; or

(c)	the issuance to any one Insider ~~and such Insider’s associates or affiliates~~, within a one-year period, of a number of Shares exceeding 5% of the issued and outstanding Shares.

For the purposes of this Section 5.8, the phrase “issued and outstanding Shares” excludes any Shares issued pursuant to the Plan or other stock options, stock option plans, employee stock purchase plans or other compensation or incentive mechanisms, over a preceding one-year period ~~and “associate” means any person associated with such Insider.~~.

ARTICLE 6 - TERMINATION OF EMPLOYMENT AND DEATH

6.1                 Subject to Sections 6.2 and 6.3 hereof and to any express resolution passed by the Board with respect to an Option, including a resolution that an Option remain outstanding despite the Optionee ceasing to be an Eligible Person, an Option and all rights to purchase Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person.

6.2                 If, before the expiry of an Option in accordance with the terms thereof, an Optionee shall cease to be an Eligible Person (an “Event of Termination”) for any reason other than his or her resignation or the termination for “cause” of his or her employment with the Corporation or any Related Entity, or his or her resignation or failure to be re-elected as a director of the Corporation or any Related Entity, then the Optionee may:

(a)	exercise the Option to the extent that he or she was entitled to do so at the time of such Event of Termination, at any time up to and including, but not after, a date that is three (3) months (or such other longer period as may be determined by the Board in its sole discretion) following the date of such Event of Termination, or prior to the close of business on the expiration date of the Option, whichever is earlier; and

(b)	with the prior written consent of the Board, which consent may be withheld in the Board’s sole discretion, exercise a further Option at any time up to and including, but not after, a date that is three (3) months (or such other longer period as may be determined by the Board in its sole discretion) following the date of such Event of Termination, or prior to the close of business on the expiration date of the Option, whichever is earlier, to purchase all or any of the Shares as the Board may designate but not exceeding the number of Shares the Optionee would have otherwise been entitled to purchase pursuant to the Option had the Optionee’s status as an Eligible Person been maintained for the term of the Option.

6.3                 Subject to Section 6.2, if an Optionee dies before the expiry of an Option in accordance with the terms thereof, the Optionee’s legal representative(s) may, subject to the terms of the Option and the Plan:

(a)	exercise the Option to the extent that the Optionee was entitled to do so at the date of his or her death at any time up to and including, but not after, a date one year following the date of death of the Optionee, or prior to the close of business on the expiration date of the Option, whichever is earlier; and

(b)	with the prior written consent of the Board, which consent may be withheld in the Board’s sole discretion, exercise a further Option at any time up to and including, but not after, a date one year following the date of death of the Optionee, or prior to the close of business on the expiration date of the Option, whichever is earlier, to purchase all or any of the Shares as the Board may designate but not exceeding the number of Shares the Optionee would have otherwise been entitled to purchase had the Optionee survived.

6.4                 For greater certainty, Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director of the Corporation provided that the Optionee continues to be an Eligible Person.

6.5                 For the purposes of this ARTICLE 6, a determination by the Corporation that an Optionee was discharged for “cause” shall be binding on the Optionee; provided, however, that such determination shall not be conclusive of the Optionee’s potential entitlement to damages for the loss of the right to exercise an Option in the event that a court of competent jurisdiction ultimately determines that the discharge was without “cause”.

6.6                 For the purposes of this ARTICLE 6, the date of Event of Termination in the case of termination of employment with the Corporation or any Related Entity shall be the last day upon which the employee ~~provide~~provides services to the Corporation or Related Entity, as the case may be, at its premises and not the last day upon which the Corporation or Related Entity pays wages or salaries in lieu of notice of termination, statutory, contractual or otherwise.

6.7                 If the Optionee is a Permitted Assign, the references to the Optionee in this ARTICLE 6 shall be deemed to refer to the Eligible Individual associated with the Permitted Assign.

ARTICLE 7- EXERCISE OF OPTIONS

7.1                 Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised and, subject to Section 7.4 hereof, accompanied by payment in full, by cash or cheque, of the aggregate Option Price of the Shares then being purchased. Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

7.2                 Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation’s obligation to issue Shares to an Optionee pursuant to the exercise of any Option shall be subject to:

(a)	completion of such registration or other qualification of such Shares or obtaining approval of such governmental or regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)	the administration of such Shares to listing on any stock exchange on which the Shares may then be listed;

(c)	the receipt from the Optionee of such representations, warranties, agreements and undertakings as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction; and

(d)	the satisfaction of any conditions on exercise prescribed pursuant to Section 3.5 hereof.

The Corporation shall, to the extent necessary, take all commercially reasonable steps to obtain such approvals, registrations, and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on any stock exchange on which the Shares are then listed.

7.3                 Options shall be evidenced by a share option agreement, instrument or certificate in such form not inconsistent with the Plan as the Board may from time to time determine as provided for under Subsection 3.2(g), provided that the substance of ARTICLE 5 be included therein.

7.4                 Any Optionee may elect to effect a cashless exercise of any or all of such Optionee’s right under an Option. In connection with any such cashless exercise, the Optionee shall be entitled to receive, without any cash payment (other than the taxes required to be paid in connection with the exercise which must be paid by the Optionee to the Corporation in cash at the time of exercise), such number of whole Shares (rounded down to the nearest whole number) obtained pursuant to the following formula:

x	=	[a (b – c)]
b
where
x	=	the number of whole Shares to be issued
a	=	the number of Shares under Option
b	=	the market price of the Shares as at the last trading date immediately prior to the cashless exercise
c	=	the Option Price of the Option

In connection with any such cashless exercise, the full number of Shares issuable (item (a) in the formula) shall be considered to have been issued for the purposes of the reduction in the number of Shares which may be issued under the Plan. Notwithstanding any other provision of this Plan, the Board may permit such other means of exercise of any Option as it may deem reasonable and appropriate in its sole discretion, including, without limitation, broker-assisted cashless exercise.

7.5                 In the event that the expiry of an Option occurs during a blackout period imposed by management or the Board in accordance with the Corporation’s insider trading policy, the expiry date of such Option shall be deemed to be amended to that date which is ten business days following the end of such blackout period.

7.6                 Notwithstanding anything to the contrary herein, delivery of the Shares to an Optionee upon exercise of Options is subject to satisfaction of all applicable federal, state, provincial, local and foreign tax obligations as may be required by applicable law, including, but not limited to, an obligation to make withholdings, deductions or remittances in respect of any taxable benefits of an Optionee arising under the Plan or any Option (a “tax withholding obligation”). In order to satisfy a tax withholding obligation in respect of an Optionee, the Corporation may (i) deduct or withhold from any amounts payable by the Corporation to an Optionee (whether pursuant to the Plan, any Option, or otherwise in the course of the Optionee’s employment with the Corporation); and (ii) require the Optionee to remit to the Corporation an amount sufficient to satisfy in full any tax withholding obligations as may be imposed on the Corporation by applicable law. Further, the Corporation may, in its sole discretion, permit or require the Optionee to satisfy, in whole or in part any tax withholding obligation by instructing the Corporation to withhold Shares that would otherwise be received by the Optionee upon exercise of any Options, sell such Shares on behalf of the Optionee, and remit the proceeds of such sale to the relevant taxing authority in satisfaction of the tax withholding obligation. Each Optionee agrees to indemnify and save the Corporation harmless from any and all amounts payable or incurred by the Corporation if it is subsequently determined that any greater amount should have been withheld or remitted in respect of a tax withholding obligation or any other statutory withholding.

ARTICLE 8 ~~-~~– CHANGE OF CONTROL AND CERTAIN OTHER ADJUSTMENTS

8.1 8.1                  Notwithstanding any other provision of the Plan and subject to the Board determining otherwise, in the event of a Change of Control, all outstanding Options (whether vested or unvested) shall be immediately exercisable until such Expiry Time as determined by the Board.

~~8.1~~8.2                  In the event of any subdivision or redivision of the Shares into a greater number of Shares at any time after the grant of an Option to any Optionee and prior to the expiration of the term of such Option, the Corporation shall deliver to such Optionee at the time of any subsequent exercise of his or her Option in accordance with the terms hereof, in lieu of the number of Shares to which he or she was theretofore entitled upon such exercise, but for the same aggregate consideration payable therefor, such number of Shares as such Optionee would have held as a result of such subdivision or redivision if, on the record date thereof, the Optionee had been the registered holder of the number of Shares to which he or she was theretofore entitled upon such exercise.

~~8.2~~8.3                 In the event of any consolidation of the Shares into a lesser number of Shares at any time after the grant of an Option to any Optionee and prior to the expiration of the term of such Option, the Corporation shall deliver to such Optionee at the time of any subsequent exercise of his or her Option in accordance with the terms hereof, in lieu of the number of Shares to which he or she was theretofore entitled upon such exercise, but for the same aggregate consideration payable therefor, such number of Shares as such Optionee would have held as a result of such consolidation if, on the record date thereof, the Optionee had been the registered holder of the number of Shares to which he or she was theretofore entitled upon such exercise.

~~8.3~~8.4                 Subject to the provisions of Section 8.~~4 and ARTICLE 9~~5 hereof, if at any time after the grant of any Option to an Optionee and prior to the expiration of the term of such Option, (i) the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Sections 8.~~1~~2 and 8.~~2~~3, (ii) the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the “Successor Corporation”) or (iii) the Corporation shall pay a stock dividend (other than any dividends in the ordinary course), the Optionee shall be entitled to receive upon the subsequent exercise of his or her Option in accordance with the terms hereof and shall accept in lieu of the number of Shares to which he or she was theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class and/or other securities of the Corporation or the Successor Corporation (as the case may be) that the Optionee would have been entitled to receive as a result of such reclassification, reorganization or other change or as a result of such consolidation, merger, amalgamation or stock dividend, if on the record date of such reclassification, reorganization, other change, consolidation, merger, amalgamation or dividend payment, as the case may be, he or she had been the registered holder of the number of Shares to which he or she was theretofore entitled upon such exercise.

~~8.4~~8.5                 Notwithstanding Section 8.~~3~~4, in the event the Corporation should declare and pay a special cash dividend or other distribution out of the ordinary course, a special dividend in specie on the Shares, or a stock dividend other than in the ordinary course, the Option Price of all Options outstanding on the record date of such dividend or other distribution shall be reduced by an amount equal to the cash payment or other distribution or the fair market value of the dividend in specie or stock dividend or other distribution, as determined by the Board in its sole discretion~~.~~, provided that the reduction in the Option Price of an Option pursuant to this Section 8.5 will not, in the opinion of the Board, result in the Optionee being denied any deduction under the Income Tax Act (Canada) to which the Optionee may otherwise have been entitled.

ARTICLE 9 - AMENDMENT OR DISCONTINUANCE OF THE PLAN

9.1                 Subject to applicable regulatory requirements and except as provided herein, the Board may, in its sole and absolute discretion and without shareholder approval, amend, suspend, terminate or discontinue the Plan and may amend the terms and conditions of Options granted pursuant to the Plan. Provided, however, that if the Board wishes to increase the maximum percentage in Section 4.1 hereof, or extend the term of the Option, or reduce the Option Price of Options granted to Insiders of the Corporation pursuant to the Plan, or grant additional powers to the Board to amend the plan or entitlements without shareholder approval, or remove or increase the insider participation limit, shareholder approval will be required.

9.2                 Without limiting the generality of the foregoing, the Board may make the following amendments to the Plan, without obtaining shareholder approval:

(a)	amendments to the terms and conditions of the Plan necessary to ensure that the Plan complies with the applicable regulatory requirements, including the rules of the TSX, in place from time to time;

(b)	amendments to the provisions of the Plan respecting administration of the Plan and eligibility for participation under the Plan;

(c)	amendments to the provisions of the Plan respecting the terms and conditions on which Options may be granted pursuant to the Plan, including the provisions relating to the Option Price, the term of the Option and the vesting schedule; and

(d)	amendments to the Plan that are of a “housekeeping” nature.

9.3                 Without limiting the generality of the foregoing, the Board may amend the Option Price, the term of the Option, the vesting schedule and the termination provisions of Options granted pursuant to the Plan, without shareholder approval. However, if the Board proposes to reduce the Option Price or extend the term of the Option granted to Insiders of the Corporation pursuant to the Plan, such amendments will require shareholder approval (excluding the votes of securities held directly or indirectly by Insiders benefiting from such amendment).

ARTICLE 10 - MISCELLANEOUS PROVISIONS

10.1                 An Optionee shall not have any rights as a shareholder of the Corporation with respect to any of the Shares covered by such Option until the date of issuance of a certificate for Shares upon the exercise of such Option, in full or in part, and then only with respect to the Shares represented by such certificate or certificates. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date the Options are exercised.

10.2                 Nothing in the Plan or any Option shall confer upon an Optionee any right to continue or be re-elected as a director of the Corporation or any right to continue in the employ of the Corporation or any Related Entity, or affect in any way the right of the Corporation or any Related Entity to terminate his or her employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Related Entity to extend the employment of any Optionee beyond the time which he or she would be normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Related Entity or any present or future retirement policy of the Corporation or any Related Entity, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Related Entity.

10.3                 Notwithstanding Section 5.~~8~~7 hereof, Options may be transferred or assigned between an Eligible Individual and the related Permitted Assign provided the assignor delivers notice to the Corporation prior to the assignment substantially in the form of Schedule B attached hereto.

10.4                 The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

10.5                 The Corporation shall provide no financial assistance to any Optionee in connection with the Optionee’s obligations under the Plan or any Option.

ARTICLE 11- SHAREHOLDER AND REGULATORY APPROVAL

11.1                 If applicable, the Plan shall be subject to ratification by the shareholders of the Corporation every three years, to be effected by a resolution passed at a meeting of the shareholders of the Corporation, and to acceptance by the TSX and any other relevant regulatory authority. Any Options granted prior to such ratification and acceptance shall be conditional upon such ratification and acceptance being given and no such Options may be exercised unless and until such ratification and acceptance are given.

SCHEDULE A TO STOCK OPTION PLAN

FORM OF OPTION AGREEMENT

Optionee:
Name

Address
Grant:
Maximum Number of Shares issuable upon exercise of the Option

Option Price:	$ ______________ per Share
Date of Grant:	__________________________________ , 20___
Expiry Date:	__________________________________ , 20___
Vesting Schedule:

Instalment	Date of Vesting	Number of	Cumulative Number of
	(Milestone)	Shares Vested	Shares Vested
1
2
3

This Option Agreement is made under and is subject in all respects to the Pure Nickel Inc. Stock Option Plan effective as of May 13, 2008 (as the same may be supplemented and amended from time to time) (the “Plan”), and the Plan is deemed to be incorporated in and to be part of this Option Agreement. All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Plan.

The Optionee is deemed to have notice of and to be bound by all of the terms and provisions of the Plan (as supplemented and amended), as if the Plan were set forth in full herein (including the restrictions on transfer of the Options and Shares issuable upon exercise thereof). In the event of any inconsistency between the terms of this Option Agreement and the Plan, the terms of this Option Agreement shall prevail to the extent that it is not inconsistent with the requirements of the TSX. The Plan contains certain provisions relating to termination and transfer.

This Option Agreement evidences that the Optionee named above is entitled, subject to and in accordance with the Plan, to purchase up to but not more than the maximum number of Shares set out above at the Option Price set out above upon delivery of an exercise form as annexed hereto as Exhibit 1 duly completed and accompanied by certified cheque or bank draft for the aggregate Option Price.

This Option Agreement is not effective until countersigned on behalf of Pure Nickel Inc. and accepted by the Optionee.

Dated:  ______________________ , 20___

PURE NICKEL INC.
By:  ________________________________________________
Name:
Title:
(Authorized Signing Officer)

Accepted:  ______________________, 20___

_____________________________
Signature of Optionee

EXHIBIT 1
NOTICE OF EXERCISE

To exercise the Option, complete and return this form:

The undersigned Optionee or his or her legal representative(s) permitted under the Pure Nickel Inc. Stock Option Plan (as the same may be supplemented and amended from time to time) (the “Plan”) hereby irrevocably elects to exercise the Option for the number of Shares as set forth below:

(a)	Number of Options to be Exercised:
(b)	Option Price per Share:
(c)	Aggregate Purchase Price
[ (a) multiplied by (b) ]:

and hereby tenders a certified cheque or bank draft for such aggregate Option Price, and directs such Shares to be issued and registered as directed below, all subject to and in accordance with the Plan. Unless they are otherwise defined herein, any defined terms used herein shall have the meaning ascribed to such terms in the Plan.

Dated:  ______________________, 20___

)
)
)
	)	Name of Optionee
)
)
Witness to the Signature of:	)
	)	Signature of Optionee
)

Direction as to Registration:

________________________________________________

Name of Registered Holder

________________________________________________

________________________________________________

Address of Registered Holder

SCHEDULE B TO STOCK OPTION PLAN

NOTICE OF TRANSFER

To transfer an Option, complete and return this form along with an original option agreement

The undersigned Optionee under the Pure Nickel Inc. Stock Option Plan (as the same may be supplemented and amended from time to time) (the “Plan”) hereby irrevocably elects to transfer the Option evidenced by the attached Option Agreement to the following person(s), each of whom the Optionee hereby certifies is a permitted transferee in accordance with section 10.3 of the Plan (each an “Eligible Transferee”):

Direction as to Registration:
Name of Registered Holder

Address of Registered Holder(s)

The undersigned Optionee hereby directs such Option(s) to be registered in the names of such Eligible Transferee(s). Unless they are otherwise defined herein, any defined terms used herein shall have the meaning ascribed to such terms in the Plan.

Dated: ___________________________, 20___

)
)
)
)
Witness to the Signature of:	)	Name of Optionee
)
)

SCHEDULE B
NATIONAL INSTRUMENT 58-101
DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

1.	Board of Directors

The following three directors are independent: Harry Blum, Constantine Salamis and R. David Russell. Three members of the Board are not independent. The Board has determined that Mr. Angrisano is not independent since he is part of a group of investors that may have a profit interest in copper production of the Copper King property. The Board has determined that Mr. McPherson is not independent because he is President and CEO of the Corporation. The Board has determined that Mr. W.S. (Steve) Vaughan is not independent because his firm provides legal services to the Corporation.

The Board facilitates its exercise of independent supervision over management by ensuring that three of the directors qualify as independent directors pursuant to NI 58-101 and by establishing committees that are comprised of a majority of independent members and, in the case of the Audit Committee, comprised entirely of independent directors.

Three out of six directors are independent. The Board is of the view that three independent members is satisfactory and that that adequate structures and processes are in place to facilitate the functioning of the Board independently of the Corporation's management. One of the independent directors is its chair, Mr. David Russell. His responsibilities are set out in a position description that sets out his duties in overseeing board structure, board management, advisory duties, leading the board in monitoring CEO performance, and assisting with other communications.

The following directors are currently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Issuer
Harry Blum	First Metals Inc.
Constantine Salamis	Manicouagan Minerals
R. David Russell	Calais Resources Inc.
Fire River Gold Corp.
General Molybdenum
W.S (Steve ) Vaughan	Algoma Central Corporation
Consolidated Tanager Limited
Solomon Resources Limited
Western Troy Capital Resources Inc.

The Board and its committees meet as necessary in the absence of the President and CEO and other members of management. The Audit Committee also holds in camera sessions with only the external auditors present.

The following chart shows the attendance record of each director for Board and Committee meetings held since the beginning of the fiscal year ending November 30, 2010:

	Board of	Audit	Compensation	Governance &	Technical
	Directors	Committee	Committee	Nominating	Committee
Directors	(6 meetings)	(4 meetings)	(3 meetings)	Committee	(2 meetings)
(2 meetings)
R. Angrisano	6 of 6	--	--	--	--
H. Blum	6 of 6	4 of 4	3 of 3	2 of 2	--
D. McPherson	6 of 6	--	--	--	2 of 2
R.D. Russell	6 of 6	4 of 4	3 of 3	2 of 2	2 of 2
C. Salamis	6 of 6	--	--	--	2 of 2
S. Vaughan	6 of 6	--	--	--	2 of 2

2.	Board Mandate

See attached Schedule “C”.

3.	Position Description

The Board has developed written position descriptions for the Chairman and the chair of each Board committee. The Board has developed a written position description for the CEO.

4.	Orientation and Continuing Education

Due to the size of the Board, no formal program exists for the orientation of new directors. Upon joining the Board, new directors will be given access to all of the background documents of the Corporation, including all corporate records, by-laws, corporate policies, organization structure and prior Board and committee minutes. Candidates for election to the Board will have been allowed the opportunity to review appropriate portions of such material prior to their having indicated their consent to stand for election as directors, in order to assess their suitability as directors.

No formal continuing education program exists for director of the Corporation. As part of continuing education, the Board will receive management presentations with respect to the operations and business risks as needed. In addition, the individual directors identify their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings.

5.	Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics applicable to the directors, officers and employees. A copy of the Code of Business Conduct and Ethics is available for review on our website at www.purenickel.com.

When situations of non-compliance with the code become known to management, management would take appropriate disciplinary actions. Management is required to report violations of the code and any actions that it has taken to the Corporate Governance Committee. The Board monitors this by period reporting by the Corporate Governance Committee to the full Board. There have not been any material change reports filed since the beginning of the Corporation’s most recently completed financial year that pertain to any conduct of a director or executive officer that constitutes a departure from the code. Directors recuse themselves from discussions where they have a conflict of interest or may be perceived to have a conflict of interest. The Chair may also request that a director recuse himself or abstain from voting on an issue if he feels that there may be a conflict.

The Board has adopted a Whistleblower Policy which provides employees, management, officers, directors, contractors, consultants and committee members with the ability to report, on a confidential and anonymous basis: (a) Any concern that an employee, director, officer or consultant has committed an actual or apparent violation of the Code of Conduct and Ethics Policy or Whistleblower Policy. (b) Any actual or apparent violation of our Insider Trading Policy. (c) Any significant violation of any other of our policies. (d) Any complaint regarding accounting, internal controls, disclosure controls or auditing matters. (e) Any good faith concerns regarding possible fraud, or questionable accounting or auditing matters.

6.	Nomination of Directors

The Board has appointed a Corporate Governance and Nomination Committee whose members, Harry Blum (Chair) and R. David Russell, have been determined to be independent. The Board has delegated responsibility to the Corporate Governance and Nomination Committee to recommend to the Board suitable candidates as nominees for election or appointment as directors. Due to the small size of the Board, it is anticipated that the committee will canvass all of the members of the Board for their input prior to making a recommendation to the Board. In identifying new candidates for Board nomination, the committee considers, among other things:

(i)	the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess;

(ii)	the competencies and skills that the Board considers each existing director to possess;

(iii)	the competencies and skills each new nominee will bring to the boardroom; and

(iv)	whether or not each new nominee can devote sufficient time and resources to his or her duties as a member of the Board.

The Corporate Governance and Nomination Committee has adopted a written charter which is available on the Corporation’s website at www.purenickel.com and upon request to the Corporation’s Corporate Secretary.

The Corporate Governance and Nominating Committee is composed entirely of independent directors.

7.	Compensation

The Compensation Committee has, as part of its mandate, the responsibility for reviewing matters relating to the human resource policies and compensation of the directors and the Chief Executive Officer (“CEO”) of the Corporation in the context of the budget and business plan of the Corporation. As part of the mandate and responsibility of the committee, the committee is responsible for formulating and making recommendations to the Board in respect of compensation issues relating to directors and the CEO of the Corporation.

Meeting compensation for outside directors is set at $500 per director and $750 for Committee Chairman. In addition, each director is given a fee for the fiscal year which has been set at Director, $10,000, Chair of a Committee, $15,000 and Chair of the Board, $20,000. Also, during the fiscal year, each outside director was granted options on 100,000 shares at an exercise price of $0.20 each, the Chair of the Board and the Chair of the Audit Committee were each granted 200,000 options at an exercise price of $0.20. The committee reviews and approves the compensation paid to our CEO Base annual compensation was determined upon review of comparative data compiled by the Corporation for a number of comparable companies within the resource industries of competitive salaries paid to executive officers.

The Board does have a Compensation Committee composed entirely of independent members.

The Compensation Committee is responsible for setting and administering the policies and programs that govern both annual compensation and stock option programs for the executive officers and directors of the Corporation. The Compensation Committee is also responsible for providing oversight with regard to the Corporation’s various programs of compensation, including all incentive plans, stock option plans and stock purchase plans. The Compensation Committee currently consists of Harry Blum (Chair) and R. David Russell, both of whom are considered independent. The Compensation Committee has adopted a written charter which is available on the Corporation’s website at www.purenickel.com.

8.	Audit

The Audit Committee is to comprise three members, with one position currently being vacant. The committee currently consists of Harry Blum (Chair) and R. David Russell, both of whom are considered independent. The Audit Committee was established to assist the Board in fulfilling its oversight responsibilities in the following principal areas: (1) accounting policies and practices, (2) the financial reporting process, (3) financial statements provided by the Corporation to the public, (4) risk management including systems of accounting and financial controls, (5) appointing, overseeing and evaluating the work and independence of the external auditors, and (6) compliance with applicable legal and regulatory requirements.

The Corporation’s management is responsible for preparing the Corporation’s financial statements while the external auditors are responsible for auditing those financial statements. The Audit Committee is responsible for overseeing the conduct of those activities by the Corporation’s management and external auditors, and overseeing the activities of any internal audit initiatives. The Corporation’s external auditors are accountable to the Audit Committee as representatives of the Corporation’s shareholders.

The Audit Committee has adopted a written charter which is available on the Corporation’s website at www.purenickel.com.

The Audit Committee is composed entirely of independent directors.

9.	Other Board Committees

During the fiscal year ending November 30, 2009 the Board approved the formation of a Technical Committee which is responsible for reviewing the current and pending exploration programs and provides comments on progress and approval for exploration budgets. The Technical Committee currently consists of David Russell (Chair), Steve Vaughan, Constantine Salamis, and David McPherson. The Technical Committee has adopted a written charter which is available on the Corporation’s website at www.purenickel.com.

10.	Director Assessments

At the present the assessment process is informal. The Corporate Governance and Nomination Committee provides oversight over the assessment process and the effectiveness of board committees, board processes and individual directors.

SCHEDULE C

BOARD MANDATE

Mandate of the Board of Directors

Pursuant to the Canada Business Corporations Act, the Board of directors (the “Board”) is required to supervise the management of the affairs and business of the Corporation. The Board’s principal responsibilities are to supervise and evaluate management, to oversee the conduct of the Corporation’s business, to set policies appropriate for the business of the Corporation and to approve corporate strategies and goals. The Board is to carry out its mandate in a manner consistent with the fundamental objective of enhancing shareholder value.

In discharging its duty of stewardship over the Corporation, the Board expressly undertakes the following specific duties and responsibilities:

(a)	The Board monitors financial performance and considers, reviews and approves all significant strategic decisions, including all major decisions relating to acquisitions, divestitures and financing. The Board expects the Corporation’s senior officers to manage the business of the Corporation on a day-to-day basis and to keep the Board informed of all significant developments affecting the Corporation. The Board receives from management regular reports on the Corporation’s compliance with various legal requirements and internal control procedures, operational/management reports and any other relevant reports.

(b)	The Corporation’s overall strategy is developed by management and is reviewed annually by the Board which considers the business and political risks and opportunities inherent in it.

(c)	The Board identifies the principal risks to the Corporation, and reviews and assesses the methods and systems for managing such risks. In particular, the Audit Committee is responsible for reviewing the adequacy of the Corporation’s systems for identifying and managing financial risks.

(d)	The Board regularly considers the integrity, quality and continuity of management required to achieve the Corporation’s goals. The Board is responsible for reviewing succession planning, senior management development and the performance of management against their annual objectives. Annually, the Compensation Committee measures management’s performance and total compensation against the objectives set in the annual budget.

(e)	The Board annually reviews the Corporation’s relations with shareholders, employees, financial analysts, the media and other stakeholders. The Corporation’s goal is to outline procedures and practical guidelines for public disclosure and dissemination of material and non-material information about the Corporation and its subsidiaries. Senior officers are often available to shareholders and through the investor relations function they aim to provide clear and accessible information on the Corporation’s operations and investments. The President and CEO is responsible for ensuring the consistency and accuracy of information released to analysts and others and that all such information is in the public domain.

(f)	The Audit Committee reviews and provides recommendations to the Board on the adequacy of the internal controls. Management and external auditors provide to the Audit Committee regular reports on the Corporation’s control environment. The internal control procedures are reviewed in detail to ensure they meet the new rules and standards.

Composition of the Board of Directors and Relationship to Significant Shareholder

The Corporation currently has six directors, three of whom, Constantine Salamis, Harry Blum, and R. David Russell qualify as unrelated directors and are independent of management and free from any interest or business relationship which could, or could be perceived to, materially interfere with their ability to act in the best interests of the Corporation. David McPherson and Robert Angrisano, qualify as related directors due to their management positions now held or previously held respectively with the Corporation. The Board is of the view that three unrelated directors are appropriate to facilitate effective decision-making.

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The Corporation does not have a significant shareholder with the ability to vote a majority of the outstanding shares of the Corporation for the election of directors.

Board Independence

The Chairman and the President and CEO of the Corporation are active and central members of the Corporation. The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board independently of the Corporation’s management.

Committees of the Board of Directors

There are currently three standing committees of the Board: the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee (the “Committees”). At present, the Committees have common members and operate as one committee.

The Audit Committee was established to assist the Board in fulfilling its oversight responsibilities in the following principal areas: (1) accounting policies and practices, (2) the financial reporting process, (3) financial statements provided by the Corporation to the public, (4) risk management including systems of accounting and financial controls, (5) appointing, overseeing and evaluating the work and independence of the external auditors, and (6) compliance with applicable legal and regulatory requirements. The Audit Committee currently consists of Harry Blum (Chair) and R. David Russell, both of whom are considered independent. The Audit Committee has adopted a written charter which is available on the Corporation’s website at www.purenickel.com or upon request to the Corporation’s Corporate Secretary.

The Compensation Committee is responsible for setting and administering the policies and programs that govern both annual compensation and stock option programs for the executive officers and directors of the Corporation. The Compensation Committee is also responsible for providing oversight with regard to the Corporation’s various programs of compensation, including all incentive plans, stock option plans and stock purchase plans. The Compensation Committee currently consists of Harry Blum (Chair) and R. David Russell, both of whom are considered independent. The Compensation Committee has adopted a written charter which is available on the Corporation’s website at www.purenickel.com or upon request to the Corporation’s Corporate Secretary.

The Corporate Governance and Nominating Committee was established to assist the Board in its responsibilities relating to reviewing the Corporation’s operational compliance with applicable legal requirements and sound ethical standards. The Corporate Governance and Nominating Committee currently consists of Harry Blum (Chair) and R. David Russell, both of whom are considered independent. The Corporate Governance and Nominating Committee has adopted a written charter which is available on the Corporation’s website at www.purenickel.com or upon request to the Corporation’s Corporate Secretary.

Corporate Governance Principles

The Board is committed to the achievement of business success and the enhancement of long-term shareholder value with the highest standards of integrity and ethics. In that regard, the Board has adopted a Corporate Governance and Nominating Committee Charter and Corporate Governance Principles to provide an effective corporate governance framework for the Corporation, intending to reflect a set of core values that provide the foundation for the Corporation’s governance and management systems and its interactions with others. A copy of the Corporate Governance Charter and the Corporate Governance Principles are available on the Corporation’s website at www.purenickel.com or upon request to the Corporation’s Corporate Secretary.

Compensation

The Board set meeting compensation for directors at $500 per outside director for each meeting and $750 for the chairman of each Committee.

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Code of Ethics

The Corporation has adopted a Code of Conduct and Ethics for its officers, employees and consultants, and a Financial Management Code of Conduct for its CEO, CFO and senior financial personnel. These Codes are available on the Corporation’s website at www.purenickel.com or upon request to the Corporation’s Corporate Secretary

Decisions Requiring Prior Approval by the Board

The Board has delegated the day-to-day management of the business and affairs of the Corporation to the President and CEO. Prior approval by the Board is also required in many specific instances under the Canada Business Corporations Act, securities legislation and the by-laws, rules and policies of the TSX.

Shareholder Feedback and Concerns

The Corporation presently conducts an active shareholder relations program under the direction of its President and CEO. The program involves meeting with investors, brokers and analysts with respect to announcements by the Corporation. Shareholders are informed of developments in the Corporation by the issuance of timely press releases.

Management of the Corporation routinely make themselves available to shareholders to respond to questions and concerns. Shareholder concerns are dealt with on an individual basis, usually by providing requested information. Significant shareholders concerns are brought to the attention of the management of the Corporation or the Board.

Expectations of Management

The Board expects management of the Corporation to conduct the business of the Corporation in accordance with the Corporation’s ongoing strategic plan and to meet or surpass the annual and long-term goals of the Corporation set by the Board in consultation with management. As part of its annual strategic planning process, the Board intends to set expectations of management both over the next financial year and in the context of the Corporation’s long-term goals. Each quarter, the Board reviews management’s progress in meeting these expectations.

Public Disclosure

This mandate shall be included on the Corporation’s website and the mandate and/or a reference thereto may be included in the Corporation’s public continuous disclosure record as may be required by applicable securities laws or as deemed advisable by management of the Corporation.